April 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Acceleration Request of NETSTREIT Corp.

Registration Statement on Form S-11 (File No. 333-255042)

Dear Ms. Gorman:

In connection with the Registration Statement on Form S-11 of NETSTREIT Corp., the undersigned, which are acting as the representatives of the underwriters of the offering, hereby request acceleration of the effective date and time of the Registration Statement to 4:15 p.m., Eastern time, on Wednesday, April 7, 2021 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

[Signature page follows]

Securities and Exchange Commission

Very truly yours,
Wells Fargo Securities, LLC BofA Securities, Inc. JEFFERIES LLC Stifel, Nicolaus & Company, Incorporated
as representatives of the several underwriters

Wells Fargo Securities, LLC

By:	/s/ Elizabeth Alvarez
Name:	Elizabeth Alvarez
Title:	Managing Director

BofA Securities, Inc.

By:	/s/ Hicham Hamdouch
Name:	Hicham Hamdouch
Title:	Managing Director

Jefferies LLC

By:	/s/ Joshua G Fuller
Name:	Joshua Fuller
Title:	Managing Director

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Justin P. Bowman
Name:	Justin P. Bowman
Title:	Managing Director

[Signature Page to NETSTREIT Corp. Acceleration Request]